UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65704 / November 8, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14301

In the Matter of	
	ORDER MAKING FINDINGS AND
Circadian, Inc.,	**REVOKING REGISTRATION OF**
Clean Energy Combustion, Inc. (n/k/a	**SECURITIES PURSUANT TO SECTION 12(j)**
Clean Energy Combustion Systems,	**OF THE SECURITIES**
Inc.),	**EXCHANGE ACT OF 1934 AS TO**
Collectible Concepts Group, Inc.,	**COMMUNITRONICS OF AMERICA, INC.**
Communitronics of America, Inc. (n/k/a	**(n/k/a RPM ADVANTAGE, INC.)**
RPM Advantage, Inc.), and	
ConSyGen, Inc.,	
Respondents.	

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Communitronics of America, Inc. (n/k/a RPM Advantage, Inc.) ("RPM Advantage" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on March 22, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order

Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Communitronics of America, Inc. (n/k/a RPM Advantage, Inc.) ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

1.	RPM Advantage (CIK No. 1077385) is a Nevada corporation located in Houston, Texas. At all times relevant to this proceeding, the securities of RPM Advantage have been registered under Exchange Act Section 12(g). As of March 15, 2011, the company's stock (symbol "RPMV") was quoted on OTC Link (previously, "Pink Sheets") operated by OTC Markets Group Inc., had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

2.	RPM Advantage has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission for the two-year period between ended December 31, 2002 and December 31, 2004, and because all of the periodic reports RPM Advantage has filed since the period ended June 30, 2006 have been materially deficient and failed to meet the requirements of Exchange Act Regulations S-K and S-X.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.